Filed by 9374-8572 Quebec Inc.

Pursuant to Rule 425 under the Securities Act of 1933

And deemed filed pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Edgewater Technology, Inc. (Commission File No. 000-20971)

March 16, 2018

Alithya and Edgewater Announce Agreement to Create a North-American Digital Technology Transformation Leader

Expanded Platform for Growth

Montreal, Québec and Wakefield, Massachusetts – March 16th, 2018 – Alithya Group Inc. (“Alithya”), a Québec private corporation with annual revenues above C$200M, and Edgewater Technology, Inc. (“Edgewater”), a Delaware corporation listed on NASDAQ (EDGW) with annual revenues above US$100M, are pleased to announce they have entered into an arrangement agreement (the “Arrangement Agreement”) to create a North American digital technology transformation leader with over 2,000 professionals. The current CEO of Alithya, Paul Raymond, will become CEO of the combined company.

The combined company will be a digital technology disruptor in a rapidly evolving economy, as well as one of the most prominent firms in the digital technology and consulting field in the United States and Canada, with a presence in France and the United Kingdom. The combined company will have particular strength in the sectors of finance, insurance, telecommunications, energy, manufacturing, retail & distribution, transportation, healthcare and government services.

More information on the transaction and the combined company will be provided in an investor presentation to be filed on each of the company’s website.

Under the terms of the Arrangement Agreement, Alithya shareholders and Edgewater shareholders will each exchange all of their respective outstanding shares for shares in a newly-formed holding company (“New Alithya”), of which Alithya and Edgewater will be wholly-owned subsidiaries. Alithya and Edgewater will implement the combination by way of a court-approved plan of arrangement pursuant to the Business Corporations Act (Québec) and merger pursuant to the Delaware General Corporation Law (together, the “Arrangement”). Alithya and Edgewater anticipate that, on the effective time of the Arrangement (the “Effective Time”), the former Alithya shareholders will hold approximately 58% of New Alithya’s total outstanding shares and the former Edgewater shareholders will hold the remaining 42%. In addition, Edgewater shareholders will be paid in cash a special dividend of US$20.5 million, subject to certain adjustments, including the amount of cash generated by Edgewater between signing of the Arrangement Agreement and closing of the Arrangement. The Arrangement is expected to occur on a tax-deferred rollover basis for United States residents. Upon completion of the Arrangement, the combined company will retain the name of Alithya Group Inc. and is expected to be listed on NASDAQ and the TSX.

“We are extremely pleased to have reached an agreement with Edgewater”, stated Pierre Turcotte, Chairman of Alithya’s Board of Directors. “We are very excited to welcome over 400 experts from Edgewater to the Alithya family. The expertise of our two companies is very complementary and will immediately benefit all our clients as well as offer greater opportunities to our consultants and shareholders.”

Paul Raymond, CEO of Alithya, also added: “Today, clients are looking for digital technology consulting companies that are strategic partners, understand their reality, and have the flexibility to rapidly integrate packaged solutions or deliver tailored solutions to best meet their business objectives. They want a partner who is agile and can rapidly make a difference for their business. This approach and the quality of our people have positioned us as one of the fastest growing companies in our sector. We believe that, together with Edgewater, we can pursue growth while maintaining the values that have set us apart. This is why we are convinced that bringing our companies together is a great outcome for our clients, our consultants and our respective shareholders.”

“This transaction will give Edgewater the scale and depth required to compete at a superior level”, mentioned Jeffrey Rutherford, interim CEO and Chairman of Edgewater’s Board of Directors. “We went through a very detailed strategic process and were very impressed by Alithya’s management and reputation as a growing corporation. We believe the combination with Alithya is our best alternative to ensure the ongoing high-quality services to our customers, to give our consultants better career opportunities and to also provide our shareholders with solid, long-term growth perspectives.”

“We believe the combination of Edgewater and Alithya creates a differentiated, leading North American IT platform and provides significant value for existing Edgewater shareholders through a meaningful dividend at close and opportunity for further upside as revenue and cost synergies are achieved.” explained Fred DiSanto, Chairman and CEO of Ancora Advisors, LLC. “We are enthusiastic about the strategic direction of the combined company and are excited to work with Alithya’s management team to maximize value for all shareholders.”

Benefits of the Arrangement

The Boards of Directors of Alithya and Edgewater are unified in their belief that the combination will provide substantial benefits to shareholders, including the following:

•	Establishes a larger platform for the combined company to pursue its disciplined build-and-buy strategy while capitalizing on the sizeable growing demand for digital technology services;

•	Significant and lasting revenue synergies by reinforcing Edgewater’s core consulting competencies in certain Canadian markets and similarly leveraging Alithya’s core consulting competencies in several United States markets where Edgewater is operating;

•	A leadership position in the implementation of ORACLE EBS, EPM and ERP Cloud as well as Microsoft ERP and CRM Cloud solutions;

•	Increased revenue diversification with greater consulting coverage;

•	Significant cost synergies stemming from the optimization of corporate functions; and

•	Enhanced capital markets presence, a potential lower cost of capital, enhanced liquidity and an opportunity for re-valuation.

Summary of the Arrangement Terms

•	At closing of the transaction, New Alithya is expected to list its common shares (“New Alithya common shares”) on NASDAQ and the TSX

•	Edgewater shareholders will receive New Alithya common shares based on an exchange ratio of 1.3118 New Alithya common shares for each Edgewater share

•	In addition, Edgewater shareholders will be paid in cash a special dividend of US$20.5 million, subject to certain adjustments including the amount of cash generated by Edgewater between signing of the Arrangement Agreement and closing of the Arrangement

•	New Alithya will acquire Alithya as a wholly-owned subsidiary by issuing New Alithya common shares to current Alithya shareholders and equivalent New Alithya multi-voting shares to current Alithya multi-voting shareholders

•	New Alithya multi-voting shares will be equivalent in all respects to New Alithya common shares except that each New Alithya multi-voting share will have 10 votes per share; however, holders of New Alithya multi-voting shares will not be permitted to transfer such shares except to their respective affiliates and any holder of New Alithya multi-voting shares wishing to sell in the future must first convert such shares into New Alithya common shares on a one for one basis

•	Although Alithya and Edgewater anticipate that, on the Effective Time, the former Alithya shareholders will hold approximately 58% of New Alithya’s total outstanding shares and the former Edgewater shareholders the remaining 42%, the former Alithya shareholders will hold on the Effective Time approximately 83%, and the former Edgewater shareholders approximately 17%, of the voting power of the total outstanding New Alithya shares

Leadership of the Combined Company

•	Paul Raymond will become New Alithya’s CEO, Claude Rousseau (Alithya’s current COO) will become New Alithya’s COO and Mathieu Lupien (Alithya’s current CFO) will become New Alithya’s CFO

•	New Alithya’s Board of Directors will consist of nine directors, of whom six will be nominated by Alithya’s current board and three by Edgewater’s current board, with Pierre Turcotte acting as the Chairman

Conditions to the Arrangement

The Arrangement will be subject to shareholder approval of both Edgewater and Alithya at special shareholder meetings. The Arrangement is also subject to regulatory approvals, court approvals, required consents, the registration and listing of New Alithya shares and other customary closing conditions. There is no financing contingency. Assuming that all closing conditions are met or waived, the Arrangement is expected to be completed during the third quarter of 2018. Both Edgewater and Alithya have agreed, subject to customary conditions, not to solicit offers or acquisition proposals, to provide a right to match any superior proposal received on an unsolicited basis, and to pay a reciprocal transaction fee of US$4 million or to reimburse expenses up to US$2 million in specified circumstances, including Edgewater not obtaining its requisite shareholder approval.

Edgewater Board of Directors Recommendation

The Board of Directors of Edgewater has unanimously approved the Arrangement and recommends that Edgewater shareholders vote in favor of the Arrangement. The Board of Directors of Edgewater has determined that the consideration to be received by Edgewater shareholders pursuant to the Arrangement is fair, from a financial point of view, and that the Arrangement is in the best interest of Edgewater. Edgewater’s Board of Directors has received an opinion from its financial advisor, William Blair & Company, that the consideration to be received by shareholders of Edgewater pursuant to the Arrangement is fair, from a financial point of view, to shareholders of Edgewater.

Ancora Advisors, LLC, which controls approximately 10% of the outstanding Edgewater shares, has entered into a voting support and lock-up agreement supporting the Arrangement. In addition, each of the directors and senior officers of Edgewater, who combined beneficially own or control approximately an additional 16% of the outstanding Edgewater shares, intends to vote his or her shares in favor of the Arrangement.

Alithya Board of Directors and Advisory Committee Recommendations

The Board of Directors of Alithya has unanimously approved the Arrangement and recommends that Alithya shareholders vote in favor of the Arrangement. Based on the recommendation of Alithya’s Advisory Committee and certain other factors, the Board of Directors of Alithya has determined that the consideration to be received by Alithya shareholders pursuant to the Arrangement is fair, from a financial point of view, and that the Arrangement is in the best interest of Alithya. Alithya’s Board of Directors has received an opinion from its financial advisor, Desjardins Capital Markets, that the consideration to be received by shareholders of Alithya pursuant to the Arrangement is fair, from a financial point of view, to shareholders of Alithya.

Major shareholders as well as each of the directors and senior officers of Alithya, whom together control approximately 79% of the total voting rights of the outstanding Alithya shares, have entered into voting support and lock-up agreements supporting the Arrangement.

Advisors and Legal Counsel

Desjardins Capital Markets is acting as financial advisor to Alithya in connection with the Arrangement and Osler, Hoskin & Harcourt LLP was engaged as counsel to act on behalf of Alithya.

William Blair & Company is acting as financial advisor to Edgewater in connection with Arrangement and McDonald Hopkins LLC was engaged as counsel to act on behalf of Edgewater.

Conference call

A joint conference call will be held Monday March 19, 2018 at 4:00 p.m. ET to discuss the transaction. The presentation slides will promptly be filed as an exhibit to a current report on Form 8-K by Edgewater.

About Alithya:

With annual revenue over C$200M for the year ended December 31, 2017, Alithya is one of the most prominent privately held, strategy and digital technology consulting firms in Canada and the most important in Québec. Founded in 1992, the firm advises, guides and assists its clients in their pursuit of innovation and excellence. Alithya prioritizes the achievement of business objectives on every project through the optimal use of digital technology. Its clients are mainly active in financial services, telecommunications, energy, transportation, health care and government services. Alithya has more than 1,600 professionals in Canada, the United States and France.

For more information, visit www.alithya.com

About Edgewater

Edgewater (NASDAQ:EDGW) helps business leaders drive transformational change through its unique selection of business and technology services and specialized product-based solutions.

Classic consulting disciplines (such as business advisory, process improvement, organizational change management, and domain expertise) are blended with technical services (such as digital transformation, technical roadmaps, data and analytics services, custom development, and system integration) to help organizations get the most out of their existing IT assets while creating new digital business models.

Delivering both on premise and in the cloud, Edgewater partners with Oracle and Microsoft to offer Business Analytics, BI, ERP, EPM and CRM solutions. Edgewater Ranzal, an Oracle Platinum Consulting Partner, provides Business Analytics solutions leveraging Oracle EPM, BI, and Big Data technologies. Edgewater Fullscope delivers innovative Microsoft ERP, CRM and BI solutions. The award-winning company is one of the largest resellers of Microsoft Dynamics 365 (formerly Dynamics AX and CRM).

Important Information for Investors and Shareholders

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The Arrangement will be submitted to the shareholders of each of Alithya and Edgewater for their consideration. New Alithya will prepare and file a Registration Statement on Form F-4 that will include a prospectus/proxy statement for Edgewater’s shareholders, which will be jointly prepared by Edgewater and Alithya. Alithya plans to mail its shareholders a management proxy circular in connection with the Arrangement. Edgewater, Alithya and New Alithya may also file other documents with the Securities and Exchange Commission (the “SEC”) regarding the Arrangement. Investors are also urged to read the current report on Form 8-K to be filed by Edgewater regarding the Arrangement.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROSPECTUS/PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE ARRANGEMEMT.

Investors and security holders may obtain free copies of the prospectus/proxy statement and other documents containing important information about New Alithya, Alithya and Edgewater once such documents are filed with the SEC through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Edgewater will be available free of charge on the Company’s website at http://www.edgewater.com/ under the tab “Investor Relations” and then through the link titled “SEC Filings” or by contacting Edgewater by e-mail at JRutherford@edgewater.com, or by phone at (781) 451-1456.

Participants in the Solicitation

New Alithya, Alithya and Edgewater and certain of their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the shareholders of Edgewater in connection with the Arrangement. Information about the directors and executive officers of Edgewater is set forth in the proxy statement on Schedule 14A for Edgewater’s 2017 annual meeting of shareholders, which was filed with the SEC on April 25, 2017. That document can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the prospectus/proxy statement and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

This press release contains forward-looking statements which are protected as forward-looking statements under the Private Securities Litigation Reform Act of 1995 that are not limited to historical facts, but reflect Alithya’s and Edgewater’s current beliefs, expectations or intentions regarding future events. Words such as “may,” “will,” “could,” “should,” “expect,” “plan,” “project,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “pursuant,” “target,” “continue,” and similar expressions are intended to identify such forward-looking statements. The statements in this press release that are not historical statements, including statements regarding the expected timetable for completing the Arrangement, benefits and synergies of the Arrangement, the tax treatment of the Arrangement, costs and other anticipated financial impacts of the Arrangement; the combined company’s plans, objectives, future opportunities for the combined company and services, future financial performance and operating results and any other statements regarding Edgewater’s and Alithya’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance, are forward-looking statements within the meaning of the federal securities laws. These statements are subject to numerous risks and uncertainties, many of which are beyond Edgewater’s or Alithya’s control, which could cause actual results to differ materially from the results expressed or implied by the statements.

These risks and uncertainties include, but are not limited to: failure to obtain the required votes of Edgewater’s shareholders; the timing to consummate the Arrangement; the conditions to closing of the Arrangement may not be satisfied or that the closing of the Arrangement otherwise does not occur; the risk that a regulatory or court approval that may be required for the Arrangement is not obtained or is obtained subject to conditions that are not anticipated; the diversion of management time on transaction-related issues; the ultimate timing, outcome and results of integrating the operations of Edgewater and Alithya; the effects of the business combination of Edgewater and Alithya following the consummation of the Arrangement, including the combined company’s future financial condition, results of operations, strategy and plans; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the Arrangement; expected synergies and other benefits from the Arrangement and the ability of the combined company to realize such synergies and other benefits; expectations regarding regulatory approval of the transaction; results of litigation, settlements and investigations; actions by third parties, including governmental agencies; global economic conditions; difficulty in integrating acquisitions; shortages, delays in delivery and interruptions of supply of equipment, supplies and materials; weather; loss of, or reduction in business with, key customers; legal proceedings; ability to effectively identify and enter new markets; governmental regulation; and ability to retain management and field personnel.

Additional information concerning factors that could cause actual results to differ materially from those in the forward-looking statements is contained from time to time in Edgewater’s SEC filings. Edgewater’s filings may be obtained by contacting Edgewater or the SEC or through Edgewater’s web site at http://www.edgewater.com/ or through the SEC’s Electronic Data Gathering and Analysis Retrieval System (EDGAR) at http://www.sec.gov.

The foregoing list of risk factors is not exhaustive. These risks, as well as other risks associated with the Arrangement, will be more fully discussed in the prospectus/proxy statement that will be included in the Registration Statement on Form S-4 that will be filed with the SEC in connection with the Arrangement. Each of Alithya and Edgewater does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Sources

Gladys Caron

Head of Communications

gladys.caron@alithya.com

(514) 285-5552, ext. 2891

Jeffrey Rutherford

Interim CEO

JRutherford@edgewater.com

(781) 451-1456